


valmont

Conserving Resources. Improving Life.

ANNUAL REPORT 2012

FINANCIAL HIGHLIGHTS

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2012	2011	2010
OPERATING RESULTS			
Net sales	$ 3,029.5	$ 2,661.5	$ 1,975.5
Operating income	382.3	263.3	178.4
Net earnings[1,4]	234.1	228.3	94.4
Diluted earnings per share	8.75	8.60[4]	3.57
Dividends per share	0.855	0.705	0.645
FINANCIAL POSITION			
Shareholders' equity[2]	$ 1,350.0	$ 1,147.0	$ 915.9
Long-term debt as a % of invested capital[3]	23.9%	26.8%	29.7%
OPERATING PROFITS			
Gross profit as a % of net sales	26.5%	25.1%	26.3%
Operating income as a % of net sales	12.6%	9.9%	9.0%
Net earnings as a % of net sales[1,4]	7.7%	8.6%	4.8%
Return on beginning equity	20.4%	24.9%	12.0%
Return on invested capital[3]	13.2%	11.0%	8.8%
YEAR-END DATA			
Shares outstanding (000)	26,674	26,481	26,374
Approximate number of shareholders	4,500	5,000	5,200
Number of employees	10,543	9,476	9,188

[1] Net earnings attributable to Valmont Industries, Inc.
[2] Total Valmont Industries, Inc. shareholders' equity.
[3] See endnote (a) on Page 36 of this document and item 6 on Pages 19 through 21 of the attached Company's Form 10-K.
[4] Includes positive impact of tax benefit received ($66.0 or $2.49 per-share) as a result of legal entity restructuring in fiscal 2011.

NET SALES

Year	Net Sales
2012	3,030
2011	2,662
2010	1,975
2009	1,786
2008	1,907

OPERATING INCOME

Year	Operating Income
2012	382.3
2011	263.3
2010	178.4
2009	238.0
2008	228.6

DILUTED EARNINGS PER SHARE

Year	Diluted Earnings Per Share
2012	8.75
2011	8.60
2010	3.57
2009	5.73
2008	5.04

TABLE OF CONTENTS

VALMONT'S VISION

VALMONT IS RECOGNIZED THROUGHOUT THE WORLD AS AN INDUSTRY LEADER IN ENGINEERED PRODUCTS AND SERVICES FOR INFRASTRUCTURE, AND WATER CONSERVING IRRIGATION EQUIPMENT FOR AGRICULTURE. WE GROW OUR BUSINESSES BY LEVERAGING OUR EXISTING PRODUCTS, MARKETS AND PROCESSES. WE RECOGNIZE THAT OUR GROWTH WILL ONLY CREATE SHAREHOLDER VALUE IF, AT THE SAME TIME, WE EXCEED OUR COST OF CAPITAL. ESSENTIAL TO OUR SUCCESS IS A COMPANY-WIDE COMMITMENT TO CUSTOMER SERVICE AND INNOVATION, AND THE ABILITY TO BE THE BEST COST PRODUCER FOR ALL PRODUCTS AND SERVICES WE PROVIDE. RECOGNIZING THAT OUR EMPLOYEES ARE THE CORNERSTONE OF OUR ACCOMPLISHMENTS, WE PRIDE OURSELVES ON BEING PEOPLE OF PASSION AND INTEGRITY WHO EXCEL AND DELIVER RESULTS.

01 / MESSAGE TO FELLOW SHAREHOLDERS



This is my 20th annual letter to you as CEO of Valmont and I am pleased to report another record year. Revenue increased 13.8 percent to $3 billion and operating income increased 45.2 percent. Operating income as a percent of sales improved from 9.9 percent to 12.6 percent. Net earnings were also at a record level of $8.75 per share. Our return on invested capital improved to 13.2 percent from 11.0 percent in 2011.

We have not changed Valmont's Vision Statement (as stated on Page 3) since 1994. Our growth over the ensuing two decades is a testament to the fact that a good strategy is one that stands the test of time.

Valmont has returned approximately 18 percent compounded annually to our shareholders over the last 20 years - a good performance by most standards. Nevertheless, these results did not come in a linear fashion, and it is helpful to look at lessons learned over this long period of time.

Between the late 1990s and mid 2000s, we had a number of years with little change in earnings and our stock price, causing apprehension about the soundness of corporate strategy and pressure to change course. Throughout this period, our management team constantly re-examined the long-term and global drivers for our businesses and concluded that our strategy was solid even though results were slow in coming. In an environment where many investors focus on short-term quarterly and annual results, we were fortunate to have the full support of our board and our founder Robert B. Daugherty. It is safe to say that we would not have experienced the tremendous growth and returns to shareholders in the last decade without that steadfast resolve to stay on track.

Despite periodic downturns, we have never abandoned our core businesses; our board has consistently backed our longstanding strategic vision. During the farm depression in the 1980s, we had serious questions about the long-term viability of our Irrigation business. The following decade, we doubted whether or not participation in the Utility Support Structures industry would generate good returns. In the early 2000s, our Coatings Segment was not operating at particularly impressive levels, so many people debated its long-term fit in our company. Recently, some have questioned whether we should stay in the Engineered Infrastructure Products businesses, as they are not currently delivering satisfactory profitability. Had we acted on doubts about remaining in our businesses each time we encountered a downcycle, I don't know what would be left of our company today.

Looking at 2012 performance, our Irrigation Segment had another record year as it benefited from high net farm income in North America and an additional catalyst afforded by the severe drought in many parts of the U.S. Our Irrigation teams quickly adapted to increased volume and efficiently delivered equipment worldwide. I believe that Irrigation has the strongest long-term drivers of any of our businesses. The increasing demands for food production to meet the needs of a growing population and, in many places, better diets will put tremendous pressure on the way agriculture uses water. This does not mean, however, that our Irrigation business will no longer be cyclical. Short-term drivers will continue to influence the market environment, including such factors as farm income, growing conditions, general economic conditions and government policies. Yet I have no doubt that the trend line will continue in an upward direction.

The Utility Support Structures Segment delivered another year of significant revenue and earnings growth, mainly driven by the results in North America. Electric utilities in the U.S. continue to expand and upgrade their transmission and distribution grids. We anticipate that our Utility business will stay strong for a number of years; we have not seen utilities pull back on their significant transmission distribution and substation spending plans. To meet this increasing demand, we have added and will continue to add significant production capacity. We have a global network of plants capable of serving the utility industry, and we will accelerate our market development efforts outside the U.S. for future opportunities that should be significant.

The profitability of our Engineered Infrastructure Products Segment continues to be unsatisfactory as a result of downward pressure on public spending in many parts of the world. In this segment, our businesses in the Asia-Pacific region – poles, access systems and highway safety products – operated quite well; however, our lighting and traffic structures businesses in North America and particularly Europe continued to be under pressure. All three regions were profitable, just not to the extent they have been and will be capable of in a better external environment. Therefore we continue to focus on the factors we do control: enhancing the way we run these businesses as we wait for market conditions to improve.

A global company like ours can only be successful with a dedicated workforce and collaborative leadership. We have streamlined management by appointing global group presidents for each of our four primary segments, and they have done a great job overlaying geographic responsibilities to maximize performance in each business. I would like to show particular appreciation for our Irrigation and Utility Support Structures teams that have been working hard to accommodate rapidly increasing business volumes.

As I reflect upon our organization, it is clear that ours is a culture of many committed, smart and conscientious people who work well in teams. As I visit our plants I see the results of that teamwork. I meet people who take pride in what they do. I see our LEAN practices, core competencies and talent management evident in the high-quality products and exceptional service they deliver. That is the culture we strive to foster worldwide. That is The Valmont Way.

OUR GROWTH OVER THE ENSUING TWO DECADES IS A TESTAMENT TO THE FACT THAT A GOOD STRATEGY IS ONE THAT STANDS THE TEST OF TIME.

Our global Coatings Segment delivered another record year with a very high quality of earnings and good growth. Increased captive demand from Valmont's Utility Support Structures and Irrigation Segments in North America provided further leverage.

Our Tubing business in North America and Donhad, our grinding media business in Australia, continued to operate well and delivered meaningful earnings to the corporation.

Valmont anticipates another record year in 2013. We expect continued strength in the Utility Support Structures Segment with increased revenue and quality of earnings. The current environment for our Irrigation Segment is as strong as I have ever seen it, which should also lead to a good performance this year. We expect our Coatings businesses to continue at high profitability levels, and though we do not anticipate a significant change in the market environment for our Engineered Infrastructure Products, we expect continued improvement in their earnings as a result of internal efforts to improve productivity and some additional revenue.

During 2012, Bob Meaney, Senior Vice President, retired after nearly two decades with the company. No individual deserves more credit for our international expansion than Bob. He is a true global citizen and our company is better-off as a result of his tenure.

At the end of the first quarter of 2013, our Senior Vice President and CFO Terry McClain retired from Valmont after nearly 40 years of service. Terry has been my partner in guiding Valmont the last two decades, and he has been a most significant guardian and promoter of the Valmont culture. His contributions to our company cannot be overstated.

Thank you for your continued interest in Valmont. I look forward to updating you on our progress.

Sincerely,



Mogens C. Bay


02/

FABRIC OF INFRASTRUCTURE



VALMONT'S PRODUCTS AND SERVICES TOUCH LIVES AROUND THE WORLD. WE PROVIDE CUSTOMERS WITH THE HIGHEST QUALITY ENGINEERED PRODUCTS AND SERVICES FOR INFRASTRUCTURE, AND WITH MECHANIZED IRRIGATION EQUIPMENT FOR AGRICULTURE.

Our quality products and expert capabilities help support economic growth across diverse markets. Consider the patterns of roadways, communication and data networks, lighting and power lines in vibrant cities, and the quilt-like appearance of farmland from a bird's eye-view. At Valmont we are weaving communities and regions together and creating a global fabric of infrastructure.

This fabric of infrastructure is made possible by Valmont teams worldwide that fulfill our customers' needs with passion, integrity and ingenuity. Strategic coordination between business segments, between geographic regions and with our customers strengthens this tapestry and the dynamic impact of Global Leverage at Work.

03/ VALMONT AT A GLANCE

INFRASTRUCTURE

ENGINEERED INFRASTRUCTURE PRODUCTS



- Area lighting poles for parking lots and public areas
- Sports lighting structures for arenas and stadiums
- Decorative lighting poles
- Traffic and sign structures
- Street and high-mast lighting poles
- Structures and components for wireless communication
- Highway safety products
- Industrial grating, access systems and perforated expanded metal

UTILITY SUPPORT STRUCTURES



- Utility transmission and distribution poles
- Utility substation structures

AGRICULTURE

COATINGS



- Galvanizing
- Anodizing
- Powder coatings

IRRIGATION



- Mechanized irrigation equipment



ENGINEERED INFRASTRUCTURE PRODUCTS



VIK BANSAL

Group President Global Engineered Infrastructure Products

"THERE IS A DEEP NEED FOR IMPROVEMENT IN INFRASTRUCTURE ACROSS THE GLOBE. EMERGING ECONOMIES NEED TO DEVELOP THEIR INFRASTRUCTURE AS A MEANS TO IMPROVE THE ECONOMY AND QUALITY OF LIFE FOR THEIR CITIZENS. DEVELOPED NATIONS ON THE OTHER HAND HAVE TO INVEST IN AGING INFRASTRUCTURE TO REMAIN RELEVANT AND GROWING," SAID VIK BANSAL, GROUP PRESIDENT GLOBAL ENGINEERED INFRASTRUCTURE PRODUCTS. "OUR AIM IS TO LEVERAGE THESE OPPORTUNITIES BY ALIGNING OUR RESOURCES AND GLOBAL FOOTPRINT TO THE NEEDS OF OUR CUSTOMERS AND KEEPING AN UNWAVERING FOCUS ON OUR SERVICE."

Valmont is a global leader in engineered support structures for lighting, traffic and communications, and we continue to earn that reputation by investing in the people, technologies and customer-focused practices that optimize long-term operational performance.

As emerging markets progress and developed markets recover, we are well-positioned to respond. Our facilities in every region are interwoven to leverage capacity where, when and however customers require Valmont's engineering and manufacturing expertise.

STRUCTURING THE FABRIC OF ECONOMIC GROWTH



A STRONG WEB OF COLLABORATION

Economies require investments in infrastructure to grow and prosper. We believe that by focusing on improving operational efficiency and enhancing communication with customers in new and existing markets, our teams will be better positioned to respond to market demands.

Staying close to our customers allows us to develop joint initiatives that optimize our engineering, manufacturing and custom design capabilities, while strengthening our customer relationships. Collaboration between architects, city planners and Valmont has resulted in highly technical and environmentally conscious cityscape projects, such as the stunning reconstruction of the Bay Bridge in San Francisco, California.

As we work with customers to assess their lighting, traffic and communication needs, new products are being developed that can be customized for multiple applications in different geographies – creating points of leverage. For example in 2012, we provided lighting structures to an expansive eco-friendly project in the Kingdom of Morocco called "Green Village." The wooden poles consumed few hydrocarbons during fabrication at our plant in Finland, and also contribute to the project's "green" aesthetic. We anticipate that many customers around the world will seek products like this.

OPERATIONAL LEVERAGE IN MATURE MARKETS

Our global manufacturing footprint has been deployed many times across segments when demands increase in the market. For example, in 2012, Engineered Infrastructure Products facilities worldwide have offered their capacity to support the rapid growth of our Utility Support Structures business. We are also responding to increased demand for wireless communication structures as end-user data consumption drives 4G network build-out in North America.

Our teams in Europe have responded appropriately to difficult market conditions, enabling Valmont to remain profitable despite economic uncertainty in some countries.



INTRODUCING OUR PRODUCTS TO ENCOURAGE DEVELOPMENT

We have also entered the Eastern European utility, lighting and traffic support structures markets. We are optimistic about future business opportunities in these markets due to an increasing willingness by governments to invest in infrastructure.

As urbanization and highways add texture to Asia Pacific geographies, we have garnered market leading positions with our Webforge® branded Access Systems and Ingal® branded highway safety products. Demand is growing in the Middle East, and many countries in that region are also helping to fund infrastructure development in Africa.



UTILITY SUPPORT STRUCTURES



EARL R. FOUST
Group President
Global Utility

"THIS MARKET IS STRONG, AND WE'RE CONTINUING TO EXPAND OUR CAPACITY," SAID EARL R. FOUST, GROUP PRESIDENT UTILITY SUPPORT STRUCTURES. "THROUGHOUT THE WORLD, TRANSMISSION AND DISTRIBUTION NEEDS ARE GROWING. THIS CREATES AN OPPORTUNITY FOR US TO DEPLOY WHAT WE HAVE LEARNED FROM THE U.S. INTO VARIOUS REGIONS AROUND THE WORLD."

Valmont has long been a leading supplier of transmission and substation structures to the electric utility industry in North America. Business success this year, including international sales growth, has proven that the worldwide demand for efficient power will only continue to strengthen Valmont's global footprint.

ENERGIZING THE FABRIC OF INDUSTRIAL DEVELOPMENT



PURSUING OPPORTUNITIES IN STRONG MARKETS

The need for reliable power, and the replacement of aging infrastructure in developed regions, continues to drive the demand for steel, concrete, and hybrid poles. Demand is heightened in the U.S. as electric utilities and transmission companies are motivated to complete larger scale projects where land is at a premium, meet renewable energy goals with wind and solar solutions, and efficiently weave the transmission grid together.

Recent energy regulation has eliminated local utilities' exclusivity in building transmission lines. This has resulted in the formation of new transmission companies in a number of states. We have been aligning our resources to ensure that we can meet the needs of these specialized transmission companies with our engineering, design and manufacturing capabilities.

We are building a new facility in Tulsa, Oklahoma; and late in 2012, we acquired a manufacturing facility in Columbus, Nebraska that we are converting to further increase our capacity for this segment. Both of these facilities will be equipped to fabricate our newest line of jumbo monopoles that are designed to handle the heavy circuit transmission lines without H-frame structures.

EMPOWERING SOLUTIONS IN HIGH-GROWTH MARKETS

We have the unique opportunity to leverage our experience from the North American build-out to other markets. For example, Eastern European nations are advancing industrial development, presenting opportunities for construction of large lines and an interconnected transmission grid.

Australia is another developed country seeking to connect its widely dispersed population centers. Sourcing from the largest steel pole facility in China, we are supplying our Ingal EPS®-branded transmission and distribution structures across the Australian continent.

Demand for power invariably accelerates in developing countries like India as industrial growth results in a higher standard of living. Fewer than 20 percent of people in India currently have electricity, and Valmont, with new pole and galvanizing plants in Pune, India, is introducing efficient monopole structures to this market.



ACTIVATING KNOWLEDGE AND LEVERAGING CAPACITY

Our global organization has enabled us to efficiently make use of capacity and experience wherever our resources are needed most. For example, though market conditions have been challenging in China, we are using our three facilities and skillful teams there to build structures for export to other global markets, where product demand is high.

06/



COATINGS



RICHARD S. CORNISH

Group President
Global Coatings & Tubing

"WE SERVE A VERY DIVERSE GROUP OF CUSTOMERS, MARKETS AND GEOGRAPHIC LOCATIONS. PROVIDING THE HIGHEST QUALITY SOLUTIONS AND FULFILLING OUR CUSTOMERS' TIME REQUIREMENTS IS WHAT WE CONTINUOUSLY STRIVE TO IMPROVE UPON. INNOVATION ON A DAILY BASIS COMES DOWN TO NEW AND UNIQUE WAYS TO MAKE SURE WE MEET OUR CUSTOMERS' EXPECTATIONS BETTER THAN ANYONE," SAID RICHARD S. CORNISH, GROUP PRESIDENT GLOBAL COATINGS & TUBING. "WE'RE ALWAYS PUSHING THE ENVELOPE AND IMPROVING BY USING TECHNOLOGY TO COMMUNICATE SEAMLESSLY WITH EACH OTHER AND OUR CUSTOMERS."

Valmont is one of the world's leading full service coatings companies. Hot-dip galvanizing, mechanical galvanizing, metalizing, anodizing, powder coating, wet paint, ground line protection, embedded graphics and proprietary finishes provide customers the most diverse array of custom solutions to enhance the service life of their products. Our goal is to provide unmatched service and quality around the globe.

FORTIFYING THE FABRIC OF INFRASTRUCTURE



RELIED UPON TO PROTECT DIVERSE INDUSTRIES

The need for protective coatings for steel and aluminum products - from bolts, to boxcars, to bridges - essentially blankets every industry in every market. Our Coatings business began in Valley, Nebraska, as a means to enhance the life of our own products; now 85 percent of business at our 20 North American facilities comes from thousands of external manufacturers in industries like recreation, petrochemical, infrastructure, agriculture and utility.

The growth of alternative energy sources in the U.S. has provided additional opportunities for our Coatings business as we provide galvanizing services for wind and solar farm products. Our internal businesses also provided additional demand for coatings services.

Likewise, substantial activity in the agriculture industry has resulted in high volumes from both Valley Irrigation and external farm equipment manufacturers that fabricate steel for everything from combines and harvesters, to grain handling and storage.

COVERING GROWTH MARKETS WORLDWIDE

We have 13 galvanizing operations in Australia and Southeast Asia, including a new plant in India that opened in 2012. These plants are well positioned to respond to growing infrastructure and manufacturing demands in the Asia-Pacific region.

Our global competencies, proximity to customers, industrial capacity and best practices honed by our network of experts, enable us to protect infrastructure investments in developed and emerging economies from corrosion for the long-term.





APPLYING WISDOM AND INNOVATION

Every day presents our teams with unique opportunities to apply expertise in hot-dip galvanizing. The galvanizing process is quick and efficient, so that we may achieve the critical service and time requirements of our customers. We apply knowledge and experience from thousands of projects worldwide to develop the best means of effectively meeting customers' structural, environmental and aesthetic needs and preferences.

We are continuously pursuing ways to improve employee and operational productivity, and to optimally utilize raw materials and energy. Our network of plants provides efficient and seamless customer service, which is a high priority. We use technology to maintain contact with our customers and encourage constant communication with one another about process improvements, from shop management and equipment maintenance, to diverse coatings applications.



IRRIGATION



LEONARD M. ADAMS
Group President
Global Irrigation

"ACTIVITY LEVELS ARE HIGHER THAN EVER BEFORE. OUR BUSINESS DRIVERS ARE VERY FAVORABLE, WITH FARM INCOME SETTING ANOTHER RECORD THIS YEAR," SAID LEONARD M. ADAMS, GROUP PRESIDENT GLOBAL IRRIGATION. "THE VALLEY BRAND IS WELL RECOGNIZED IN NORTH AMERICA FOR QUALITY, RELIABILITY AND DURABILITY, AND WE'RE EXPANDING GLOBAL AWARENESS OF THOSE STRENGTHS."

Revolutionary center-pivot mechanized irrigation equipment was one of the first threads in Valmont's fabric. We continue to expand on Robert B. Daugherty's remarkable vision by improving the productivity of agriculture worldwide – increasing water-use efficiency and equipment reliability as population growth and diets put global food production to the test.

OPTIMIZING THE FABRIC OF AGRICULTURE





ENDURING DEMAND IN DEVELOPED MARKETS

Market drivers for our Irrigation business are favorable and enduring. Growing populations, higher protein in diets and a desire for self-sufficiency in food production compel governments and producers to make the most of a limited supply of fresh water and land. Our sales of center pivot, corner and linear machines, as well as state-of-the-art control, tracking and variable rate features, were at record high levels for the third year in a row.

The recent drought in North America heightened awareness of water scarcity and caused demand for mechanized irrigation products to increase, particularly where other less efficient forms of irrigation were used. And because commodity prices have been high, net farm income is up – allowing more growers to invest in new equipment.

MAXIMIZING POTENTIAL WITH VALLEY SOLUTIONS

Valley Irrigation touches nearly every agriculture market worldwide, yet each is in a different stage of development. Developed regions like North America have a larger installed base, while newer and emerging markets are in the early stages of adoption.

Africa is one example of an area needing irrigated agricultural development. Although many projects are currently under development, securing timely funding can at times slow the speed of progress. We remain optimistic that, over time, these markets will grow and develop.

Elsewhere, government subsidies are being implemented to purchase machinery and help maximize agricultural potential. For example, in Eastern Europe, Russia and neighboring countries, rich farmland, substantial demand for food production and considerable government investment in irrigation equipment could provide exciting future opportunities.


VALLEY
É DO
RADO
RASIL

SUSTAINING GROWTH, LEADING BY EXAMPLE

Our network of dealers demonstrates the benefits of mechanized irrigation and offers solutions that meet a variety of needs - from North African subsistence farmers sharing one pivot for many individual plots, to large North American commercial farms with more than 100 pivots managed through a base station.

In the U.S., the Valley® brand is highly regarded as a premier standard for irrigation equipment because reliability and return on investment are time-tested. In new markets where the Valley® brand is not well-known, we are working to foster that same value recognition and brand equity.

08/ GLOBAL PRESENCE



THROUGHOUT THE WORLD, OUR DEDICATED EMPLOYEES STRIVE TO MAKE A DIFFERENCE - AT WORK, AT HOME AND IN THEIR COMMUNITIES.



AFRICA

Berrechid, Morocco
Steel Poles

Johannesburg, South Africa
Irrigation Equipment

Nelspruit, South Africa
Electrolytic Manganese Dioxide

AUSTRALIA

Acacia Ridge, Queensland
Steel Poles

Bassendean, Western Australia
Grinding Media

Bohle, Townsville Queensland
Galvanizing

Bohle, Townsville Queensland
Grinding Media

Brisbane, Queensland
Perforated and Expanded Metals

Campbellfield, Victoria
Galvanizing

Carole Park, Queensland
Galvanizing

Clayton South, Victoria
Access Systems

Girraween, New South Wales
Galvanizing

Hexham, New South Wales
Galvanizing

Launceston, Tasmania
Galvanizing

Mayfield, New South Wales
Grinding Media

Melbourne, Victoria
Perforated and Expanded Metals

Minto, New South Wales
Highway Safety Products

Mona Vale, New South Wales
Access Systems

Pinkenba, Queensland
Access Systems

Pinkenba, Queensland
Galvanizing

Port Kembla, New South Wales
Galvanizing and Zinc Reclamation

Silverwater, New South Wales
Architectural Metal Coverings

Spearwood, Western Australia
Galvanizing

Welshpool, Western Australia
Access Systems

CANADA

Barrie, Ontario
Steel Poles

Brantford, Ontario
Galvanizing

Delta, British Columbia
Steel Poles

Mississauga, Ontario
Galvanizing

Rexdale, Ontario
Galvanizing

St. Julie, Québec
Steel and Aluminum Poles

Winnipeg, Manitoba
Steel Poles

CHINA

Chengdu, Sichuan
Access Systems

Guangzhou, Guangdong
Access Systems

Haiyang, Shandong
Steel Poles and
Irrigation Equipment

Heshan, Guangdong
Steel Poles

Shanghai
Perforated and Expanded Metals

Shanghai
Steel Poles

Tianjin
Access Systems

Wuxi, Jiangsu P.C.
Access Systems

EUROPE & MIDDLE EAST

Charmeil, France
Steel Poles

Jebel Ali, U.A.E.
Irrigation Equipment

Kangasniemi, Finland
Steel and Wood Poles

Kiiu, Estonia
Steel Poles

Maarheeze, The Netherlands
Steel Poles

Madrid, Spain
Irrigation Equipment

Parikkala, Finland
Wood Poles

Rive-de-Gier, France
Aluminum Poles

Siedlce, Poland
Steel Poles

Stockton-on-Tees, United Kingdom
Steel Poles

INDIA

Mumbai, India
Wire Screens

Pune, India
Steel Poles and Galvanizing

MEXICO

Monterrey
Steel Poles

NEW ZEALAND

Christchurch
Perforated and Expanded Metals

Palmerston North
Access Systems

SOUTH AMERICA

Uberaba, Brazil
Irrigation Equipment

SOUTHEAST ASIA

Cabuyao, Laguna, Philippines
Access Systems

Jalan Jababeka, Indonesia
Access Systems

Jaya, Selangor, Malaysia
Galvanizing

Nilai, Negeri Sembilan, Malaysia
Galvanizing

Rayong, Thailand
Access Systems

Selangor Darul Ehsan, Malaysia
Access Systems

Trece Martires City, Cavite, Philippines
Galvanizing and Steel Poles

UNITED STATES

Atlanta, Georgia
Wireless Components

Aurora, Colorado
Composite Poles

Barstow, California
Concrete and Steel Poles

Bartow, Florida
Concrete Poles

Bay Minette, Alabama
Concrete Poles

Bellville, Texas
Concrete Poles

Brenham, Texas
Steel Poles

Chicago, Illinois
Galvanizing

Claxton, Georgia
Concrete Poles

Columbus, Nebraska
Steel Poles

El Dorado, Kansas
Steel Poles

Elkhart, Indiana
Aluminum Extrusions

Farmington, Minnesota
Aluminum Poles

Ferndale, Washington
Steel Poles

Hauppauge, New York
Wireless Components

Hazleton, Pennsylvania
Steel Poles

Jasper, Tennessee
Steel Poles

Jeffersonville, Indiana
Galvanizing

Lindon, Utah
Galvanizing and Powder Coating

Long Beach, California
Galvanizing

Los Angeles, California
Anodizing and Powder Coating

Mansfield, Texas
Steel Poles

McCook, Nebraska
Irrigation Equipment

Miami, Florida
Galvanizing

Minneapolis, Minnesota
Powder Coating and E-Coating

Omaha, Nebraska
Corporate Headquarters

Petersburg, Virginia
Galvanizing

Plymouth, Indiana
Wireless Communication Structures, Components and Specialty Structures

Salem, Oregon
Wireless Communication Structures, Components and Specialty Structures

Salina, Kansas
Galvanizing

Santa Fe Springs, California
Wireless Components

Sioux City, Iowa
Galvanizing

Steele, Alabama
Galvanizing

Tampa, Florida
Galvanizing

Tualatin, Oregon
Galvanizing

Tulsa, Oklahoma
Steel Poles and Galvanizing

Tuscaloosa, Alabama
Concrete Poles

Valley, Nebraska
Irrigation Equipment, Steel Poles, Tubing and Galvanizing

West Columbia, South Carolina
Galvanizing

West Point, Nebraska
Galvanizing

09/ BOARD OF DIRECTORS



GLEN A. BARTON

Retired Chairman and Chief Executive Officer
Caterpillar, Inc.
Director Since 2004



MOGENS C. BAY

Chairman and Chief Executive Officer
Valmont Industries, Inc.
Director Since 1993



KAJ DEN DAAS

Retired Executive Vice President
Philips Lighting, B.V. of the Netherlands
Director Since 2004



DR. STEPHEN R. LEWIS, JR.

Chairman
Columbia - RiverSource Funds
Director Since 2002



JAMES B. MILLIKEN

President
University of Nebraska
Director Since 2011



DANIEL P. NEARY

Chairman and Chief Executive Officer
Mutual of Omaha
Director Since 2005



CATHERINE J. PAGLIA

Director
Enterprise Asset Management
Director Since 2012



AMBASSADOR CLARK T. RANDT, JR.

Former U.S. Ambassador to the People's Republic of China
Director Since 2009



WALTER SCOTT, JR.

Chairman
Level 3 Communications, Inc.
Director Since 1981



KENNETH E. STINSON

Lead Director
Chairman Emeritus
Peter Kiewit Sons', Inc.
Director Since 1996

AUDIT COMMITTEE
Walter Scott, Jr., Chairman
Kaj den Daas
Daniel P. Neary
Catherine J. Paglia

HUMAN RESOURCES COMMITTEE
Glen A. Barton, Chairman
Dr. Stephen R. Lewis, Jr.
Daniel P. Neary
Kenneth E. Stinson

GOVERNANCE AND NOMINATING COMMITTEE
Dr. Stephen R. Lewis, Jr., Chairman
Ambassador Clark T. Randt, Jr.
Glen A. Barton

INTERNATIONAL COMMITTEE
Kaj den Daas, Chairman
Mogens C. Bay
Ambassador Clark T. Randt, Jr.
James B. Milliken

10/ CORPORATE OFFICERS & BUSINESS UNIT MANAGEMENT

CORPORATE OFFICERS

Mogens C. Bay
Chairman &
Chief Executive Officer

Richard P. Heyse
Executive Vice President &
Chief Financial Officer

Todd G. Atkinson
Executive Vice President &
Corporate Secretary

Vanessa Brown
Vice President
Human Resources

Brian Desigio
Vice President
Corporate Development

Mark C. Jaksich
Vice President &
Corporate Controller

Stephen Kaniewski
Vice President
Information Technology

Walter P. Pasko
Vice President
Procurement

OPERATIONS & MANAGEMENT

UTILITY SUPPORT STRUCTURES

Earl R. Foust
Group President Global Utility

- **Michael Banat**
Vice President
Canada and CALA Sales
- **Douglas M. Bryson**
Regional Vice President
U.S. Eastern Region
- **Chris Colwell**
Vice President, Business
Strategy & Customer
Relations
- **Steven A. Schmid**
Vice President Operations
- **Douglas C. Sherman**
Vice President
Business Development
- **Roger S. Snavely**
Regional Vice President
U.S. Midwest Region

IRRIGATION

Leonard M. Adams
Group President
Global Irrigation

- **Stephen B. LeGrand**
Vice President Operations
Global Irrigation
- **Craig Malsam**
Vice President
Engineering & Marketing
Global Irrigation
- **Matt Ondrejko**
Vice President
Global Marketing
- **Richard J. Panowicz**
Vice President Sales
North American Irrigation
- **Aaron Schapper**
Vice President &
General Manager
International Irrigation

COATINGS & TUBING

Richard S. Cornish
Group President
Global Coatings & Tubing

- **Russell Sheehan**
Managing Director
Industrial Galvanizers
Australia

ENGINEERED INFRASTRUCTURE PRODUCTS

Vik Bansal
Group President
Global Engineered
Infrastructure Products

- **Todd P. Barth**
President North American
Lighting, Traffic &
Communication Structures
- **Ted Brockman**
Vice President &
General Manager
Valmont-West Coast
Engineering
- **Viswanath Devarajan**
Managing Director, India
- **John Dignam**
Managing Director,
Ingal Civil Products
- **Paul Gee**
Managing Director
Webforge Australia/
New Zealand
- **Gary P. King**
Vice President Operations
General Manager Canada
- **Jason N. Palumbis**
Vice President
North American
Sales & Marketing
General Manager
Communication Structures
- **Sandy Robertson**
Managing Director,
Ingal EPS
- **Piet Stevens**
Vice President &
General Manager
Europe, Middle East
& Africa
- **Jerry Wang**
General Manager
Structures, China
- **David Wong**
Managing Director, Asia
- **Huang Xiao Yong**
President, China

- **Paul Shelley**
Managing Director
Donhad Pty Ltd

11/ CORPORATE & STOCK INFORMATION

CORPORATE HEADQUARTERS

Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215 USA
Tel 1-402-963-1000
Fax 1-402-963-1198
Online www.valmont.com

INDEPENDENT PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Omaha, Nebraska USA

LEGAL COUNSEL

McGrath North Mullin & Kratz,
PC LLO
Omaha, Nebraska USA

STOCK TRANSFER AGENT AND REGISTRAR ADDRESS SHAREHOLDER INQUIRIES TO:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120 USA
1-866-886-9962

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120 USA
1-866-886-9962

ANNUAL MEETING

The annual meeting of Valmont's shareholders will be held at 2:00 p.m. on Tuesday, April 30, 2013, at the Omaha Marriott Hotel, 10220 Regency Circle in Omaha, Nebraska USA.

SHAREHOLDER AND INVESTOR RELATIONS

Valmont's common stock trades on the New York Stock Exchange (NYSE) under the symbol VMI.

We make available, free of charge through our internet website at www.valmont.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

We have also posted on our website our (1) Corporate Governance Principles, (2) Charters for the Audit Committee, Human Resources Committee, Governance and Nominating Committee and International Committee of the Board, (3) Code of Business Conduct, and (4) Code of Ethics for Senior Officers applicable to the Chief Executive Officer, Chief Financial Officer and Controller. Valmont shareholders may also obtain copies of these items at no charge by writing to:

Jeffrey S. Laudin

Investor Relations Department
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154 USA
Tel 1-402-963-1000
Fax 1-402-963-1198

12/ FINANCIAL SUMMARY

SELECTED 5-YEAR

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	2012	2011	2010	2009	2008
OPERATING DATA					
Net sales	$3,029,541	$2,661,480	$1,975,505	$1,786,601	$1,907,278
Operating income	382,296	263,310	178,413	237,994	228,591
Net earnings[1]	234,072	228,308[4]	94,379	150,562	132,397
Depreciation and amortization	70,218	74,560	59,663	44,748	39,597
Capital expenditures	97,074	83,069	36,092	44,129	50,879
PER SHARE DATA					
Earnings:					
Basic	$ 8.84	$ 8.67[4]	$ 3.62	$ 5.80	$ 5.13
Diluted	8.75	8.60[4]	3.57	5.73	5.04
Cash dividends declared	0.855	0.705	0.645	0.580	0.495
FINANCIAL POSITION					
Working capital	$1,013,507	$ 844,873	$ 747,312	$ 458,605	$ 475,215
Property, plant and equipment, net	512,612	454,877	439,609	283,088	269,320
Total assets	2,568,551	2,306,076	2,090,743	1,302,169	1,326,288
Long-term debt, including current installments	472,817	474,650	468,834	160,482	338,032
Shareholders' equity[2]	1,349,912	1,146,962	915,892	786,261	624,131
CASH FLOW DATA					
Net cash flows from operations	$ 197,097	$ 149,671	$ 152,220	$ 349,520	$ 52,575
Net cash flows from investing activities	(136,692)	(84,063)	(262,713)	(43,595)	(194,077)
Net cash flows from financing activities	(16,355)	(45,911)	269,685	(198,400)	108,753
FINANCIAL MEASURES[3]					
Invested capital[3]	$1,981,502	$1,769,461	$1,577,707	$ 1,029,970	$1,043,684
Return on invested capital[3]	13.2%	11.0%	8.8%	15.6%	16.4%
EBITDA[3]	$ 462,417	$ 343,633	$ 239,997	$ 283,964	$ 260,474
Return on beginning shareholders' equity[3]	20.4%	24.9%	12.0%	24.1%	25.9%
Long-term debt as a percent of invested capital[3]	23.9%	26.8%	29.7%	15.6%	32.4%
YEAR-END DATA					
Shares outstanding (000)	26,674	26,481	26,374	26,297	26,168
Approximate number of shareholders	4,500	5,000	5,200	5,400	5,800
Number of employees	10,543	9,476	9,188	6,626	7,380

1 Net earnings attributable to Valmont Industries, Inc.
2 Total Valmont Industries, Inc. shareholders' equity.
3 See endnotes (a) through (d) on Page 36 of this document and item 6 on Pages 19 through 21 of the attached Company's Form 10-K.
4 Includes positive impact of tax benefit received ($66.0 or $2.49 per-share) as a result of legal entity restructuring in fiscal 2011.

NM = Not Meaningful

SEGMENT SUMMARY

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS

	2012	2011	Change 2012-2011	2010	Change 2011-2010
CONSOLIDATED					
Net sales	$ 3,029.5	$ 2,661.5	13.8 %	$ 1,975.5	34.7 %
Gross profit	802.5	666.8	20.4 %	519.6	28.3 %
as a percent of sales	26.5%	25.1 %		26.3 %	
SG&A expense	420.2	403.5	4.1 %	341.2	18.3 %
as a percent of sales	13.9%	15.2 %		17.3 %	
Operating income	382.3	263.3	45.2 %	178.4	47.6 %
as a percent of sales	12.6%	9.9 %		9.0 %	
Net interest expense	23.4	26.9	(13.0)%	26.1	3.1 %
Effective tax rate	35.2%	2.0 %		36.0 %	
Net earnings	$ 234.1	$ 228.3	2.5 %	$ 94.4	141.8 %
Diluted earnings per share	$ 8.75	$ 8.60	1.7 %	$ 3.57	140.9 %
ENGINEERED INFRASTRUCTURE PRODUCTS SEGMENT					
Net sales	$ 833.3	$ 792.6	5.1 %	$ 669.2	18.4 %
Gross profit	210.0	186.5	12.6 %	179.5	3.9 %
SG&A expense	156.0	145.7	7.1 %	127.3	14.5 %
Operating income	54.0	40.8	32.4 %	52.2	(21.8)%
UTILITY SUPPORT STRUCTURES SEGMENT					
Net sales	$ 869.7	$ 620.8	40.1 %	$ 472.7	31.3 %
Gross profit	206.3	141.8	45.5 %	112.2	26.4 %
SG&A expense	77.3	71.2	8.6 %	60.5	17.7 %
Operating income	129.0	70.6	82.7 %	51.7	36.6 %
COATINGS SEGMENT					
Net sales	$ 282.1	$ 280.8	0.5 %	$ 208.4	34.7 %
Gross profit	104.4	93.5	11.7 %	67.8	37.9 %
SG&A expense	32.8	34.9	(6.0)%	25.2	38.5 %
Operating income	71.6	58.6	22.2 %	42.6	37.6 %
IRRIGATION SEGMENT					
Net sales	$ 750.6	$ 665.9	12.7 %	$ 443.4	50.2 %
Gross profit	216.1	178.6	21.0 %	118.8	50.3 %
SG&A expense	72.4	70.8	2.3 %	56.8	24.6 %
Operating income	143.7	107.8	33.3 %	62.0	73.9 %
OTHER					
Net sales	$ 293.9	$ 301.4	(2.5)%	$ 181.8	65.8 %
Gross profit	65.7	65.9	(0.3)%	43.4	51.8 %
SG&A expense	19.1	20.2	(5.4)%	14.9	35.6 %
Operating income	46.6	45.7	2.0 %	28.5	60.4 %
NET CORPORATE EXPENSE					
Gross profit	$ —	$ 0.5	(100)%	$ (2.1)	NM
SG&A expense	62.6	60.7	3.1 %	56.5	7.4 %
Operating loss	(62.6)	(60.2)	4.0 %	(58.6)	2.7 %

APPENDIX

ENDNOTES

(a) Return on Invested Capital is calculated as Operating Income (after-tax) divided by the average of beginning and ending Invested Capital. Invested Capital represents total assets minus total liabilities (excluding interest-bearing debt). Return on Invested Capital is one of our key operating ratios, as it allows investors to analyze our operating performance in light of the amount of investment required to generate our operating profit. Return on Invested Capital is also a measurement used to determine management incentives. Return on Invested Capital is not a measure of financial performance or liquidity under generally accepted accounting principles (GAAP). Accordingly, Return on Invested Capital should not be considered in isolation or as a substitute for net earnings, cash flows from operations or other income or cash flow data prepared in accordance with GAAP or as a measure of our operating performance or liquidity. Return on Invested Capital, as presented, may not be comparable to similarly titled measures of other companies.

(b) Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) is one of our key financial ratios in that it is the basis for determining our maximum borrowing capacity at any one time. Our bank credit agreements contain a financial covenant that our total interest-bearing debt not exceed 3.5x EBITDA for the most recent twelve month period. If this covenant is violated, we may incur additional financing costs or be required to pay the debt before its maturity date. EBITDA is not a measure of financial performance or liquidity under GAAP and, accordingly, should not be considered in isolation or as a substitute for net earnings, cash flows from operations or other income or cash flow data prepared in accordance with GAAP or as a measure of our operating performance or liquidity.

(c) Return on beginning shareholders' equity is calculated by dividing Net earnings attributable to Valmont Industries, Inc. by the prior year's ending Total Valmont Industries, Inc. shareholders equity.

(d) Long-term debt as a percent of invested capital is calculated as the sum of Current portion of long-term debt and Long-term debt divided by Total invested capital. This is one of our key financial ratios in that it measures the amount of financial leverage on our balance sheet at any point in time. We also have covenants under our major debt agreements that relate to the amount of debt we carry. If those covenants are violated, we may incur additional financing costs or be required to pay the debt before its maturity date. We have an internal target to maintain this ratio at or below 40%. This ratio may exceed 40% from time to time to take advantage of opportunities to grow and improve our businesses. Long-term debt as a percent of invested capital is not a measure of financial performance or liquidity under GAAP and, accordingly, should not be considered in isolation or as a substitute for net earnings, cash flows from operations or other income or cash flow data prepared in accordance with GAAP or as a measure of our operating performance or liquidity.

(e) See Pages 19 through 21 of our attached Company Form 10-K for tables that show how the financial measurements described in endnotes are calculated from our financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that management has made in light of experience in the industries in which the Company operates, as well as management's perceptions of historical trends, current conditions, expected future developments and other factors believed to be appropriate under the circumstances. These statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond the Company's control) and assumptions. Management believes that these forward-looking statements are based on reasonable assumptions. Many factors could affect the Company's actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. These factors include, among other things, risk factors described from time to time in the Company's reports to the Securities and Exchange Commission, as well as future economic and market circumstances, industry conditions, company performance and financial results, operating efficiencies, availability and price of raw materials, availability and market acceptance of new products, product pricing, domestic and international competitive environments, and actions and policy changes of domestic and foreign governments. The Company cautions that any forward-looking statements included in this report are made as of the date of this report.

VALMONT INDUSTRIES, INC.
ONE VALMONT PLAZA
OMAHA, NEBRASKA 68154-5215 USA
402.963.1000
VALMONT.COM



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